Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

Six Months Ended June 30, 2010

Pre-tax loss from continuing operations	$(39,599)

Income from equity investees	301
Fixed charges	50,422
Total earnings	$10,522

Interest expense (1)	$11,395
Estimated interest within rent expense (2)	39,027
Total fixed charges	$50,422

Ratio of earnings to fixed charges	0.21

Deficiency of earnings available to cover fixed charges	$39,900

(1)             Includes interest expense and amortization of premiums and discounts related to indebtedness.

(2)             Estimated interest within rent expense includes one third of rental expense, which approximates the interest component of operating leases.